UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                            RUBIO'S RESTAURANTS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    78116B102
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                                 (CUSIP Number)

                                December 31, 1999
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

               [ ] Rule  13d-1(b)
               [X] Rule  13d-1(c)
               [ ] Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  78116B102
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. Of Above Persons (entities only): David A. Rocker
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)______                  (b)_______
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3.  SEC Use Only
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4.  Citizenship or Place of Organization:  United States
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 Number of Shares Beneficially Owned by     5.  Sole Voting Power      527,300*
Each Reporting Person With:
                                            6.  Shared Voting Power          0
                                            7.  Sole Dispositive Power 527,300*
                                            8.  Shared Dispositive Power     0

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  527,300*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions):  N/A
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11.      Percent of Class Represented by Amount in Row (9):  6.0%
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12.      Type of Reporting Person (See Instructions):  IN
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* Amount includes: (i) 358,300 shares of Rubio's Restaurants, Inc. common stock, par value $0.001 per share (the "Common Stock"), owned by Rocker Partners, L.P., a New York limited partnership; and (ii) 169,000 shares of Common Stock owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker has sole voting and dispositive power over the aggregate amount of 527,300 shares of Common Stock by virtue of his respective positions as the sole managing partner of Rocker Partners, L.P. and as the president of Rocker Offshore Management Company, Inc., the investment advisor to Compass Holdings, Ltd.

Item 1.

(a)  Name Of Issuer:  Rubio's Restaurants, Inc.

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(b)  Address of Issuer's Principal Executive Offices:  1902 Wright Place, Suite
300, Carlsbad, California  92008
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Item 2.

(a)  Name of Person Filing:  David A. Rocker

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(b)  Address of Principal Business Office or, if none, Residence:  c/o Rocker
     Partners, L.P., Suite 1759, 45 Rockefeller Plaza, New York, New York  10111

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(c)  Citizenship:  United States
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(d) Title of Class of Securities: Common Stock, par value $0.001 per share
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(e)  CUSIP Number:  78116B102
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Item     3. If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b)  or
         240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)
(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         (a)  Amount beneficially owned (as of December 28, 1999):   527,300

         (b)  Percent of Class (as of December 28, 1999):   6.0%

         (c)  Number of shares as to which the person has:

              (i)  Sole power to vote or to direct the vote   527,300

             (ii)  Shared power to vote or to direct the vote   0

            (iii)  Sole power to dispose or to direct the disposition of 527,300

             (iv)  Shared power to dispose or to direct the disposition of   0


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 10, 2000
                                                          Date

                                                     /s/David A. Rocker
                                                     -------------------
                                                     David A. Rocker

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)